SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                         Commission File Number: 0-7885

                          NOTIFICATION OF LATE FILING

      (Check one): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                                 [ ] Form N-SAR

                        For Period Ended:       March 31, 2004
                                         ----------------------------

[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

                        For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                            REGISTRATION INFORMATION

Full Name of Registrant:         Universal Security Instruments, Inc.
                        --------------------------------------------------------

Former Name if Applicable:    N/A
                          ------------------------------------------------------
Address of Principal Executive Office (Street and Number): 7-A Gwynns Mill Court
                                                           ---------------------

City, State and Zip Code:        Owings Mills, Maryland 21117
                         -------------------------------------------------------


                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why the form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant owns a 50% interest in a Hong Kong Joint Venture operating in the Peoples Republic of China ("Joint Venture"). Pursuant to Regulation S-X, the registrant is required to include certain financial information about the Joint Venture in the Registrant's Annual Report on Form 10-K. The Registrant has previously announced that the Joint Venture is exploring a possible Hong Kong initial public offering to be listed on the Hong Kong Stock Exchange. While no assurances can be given that the Joint Venture will make an initial public offering in Hong Kong, the Joint Venture's efforts in this regard have delayed the completion of the preparation of the Joint Venture's financial statements.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

             Harvey B. Grossblatt      (410)            363-3000
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                  (Name)            (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[  ]Yes [X] No

     If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Universal Security Instruments, Inc.
                -------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 29, 2004                        By:      /s/ Harvey B. Grossblatt
                                               ---------------------------------
                                               Harvey B. Grossblatt
                                               President